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EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Year Ended December 31,
	2010		2009		2008		2007		2006
Excluding interest on deposits	(6.10	)x	3.23	x	3.87	x	6.86	x	10.48	x
Including interest on deposits	(0.41	)x	1.49	x	1.62	x	1.58	x	1.86	x
Net (loss) income	$(34,758)		$20,124		$26,473		$26,806		$33,941
Income tax (benefit) provision	(33,789)		10,686		16,282		17,309		21,803

Income (loss) before income taxes	(68,548)		30,810		42,755		44,115		55,744
Cumulative effect of change in accounting principles	—		—		(1,876)		(82		—

Adjusted (loss) income before income taxes	$(65,548)		$30,810		$40,879		$44,033		$55,744
Interest on deposits	$37,096		$48,690		$51,912		$68,766		$58,943
Interest on other borrowings	5,608		10,201		14,102		7,520		5,880
Preferred stock dividends	3,626		3,620		155		—		—

Total fixed charges and preferred stock dividends, including interest on deposits	$46,330		$62,511		$66,169		$76,286		$64,823

Total fixed charges and preferred stock dividends, excluding interest on deposits	$9,234		$13,821		$14,257		$7,520		$5,880

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  EXHIBIT 12.1
Ratio of Earnings to Fixed Charges (Dollars in Thousands)